SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2008

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NETC4: R$ 19.77/share (Bovespa)
NETC: US$ 11.89/ADR (Nasdaq)
XNET: EUR 7.54/share (Latibex)
Total Shares: 338,739,120
Market Capitalization: R$ 6.7 billion
Closing Price on April 17, 2008

2008 First Quarter Earnings Release

São Paulo, April 18th, 2008 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable company in Brazil and one of the largest in Latin America, with integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and voice (“NET Fone via Embratel”), announces today its results for the first quarter of 2008 (“1Q08”).

Except where stated otherwise, the following financial and operating data are presented in accordance with Brazilian Corporate Law (“BR GAAP”) on consolidated, unaudited and proforma bases, and for comparison purposes include the results of Vivax S.A. (“Vivax”) in NET’s consolidated results as if the acquisition had actually occurred on January 1, 2007. Figures in US GAAP are shown in the footnotes. The differences between the figures in BR GAAP and US GAAP are due to the appreciation of 21.2% in the average exchange rate of the Brazilian real against the U.S. dollar in the period and to the different accounting principles involved. In this latter case, the main differences are presented in the section “Main Accounting Differences between BR GAAP and US GAAP”.

Consolidated Financial Results	1Q08	1Q07	Var.
(R$ million, excepted otherwise indicated)			1Q08x1Q07
Net Revenue	830	655	27%
EBITDA(a)	225	188	20%
EBITDA Margin s	27%	29%
Net Income	32	30	9%

Net Debt	544	582	-7%
Net Debt / EBITDA (last 12 months)	0.65x	0.82x
Net Debt / EV(b)	0.08x	0.07x
Operating Highlights
Homes Passed (thousand)	9,078	8,419	8%
Bidirectional Homes Passed (thousand)	6,609	4,433	49%

Pay TV Client base (thousand)
Connected Clients	2,561	2,224	15%
Digital	655	287	128%
Penetration over Homes Passed	28%	26%
Churn Rate – last 12 months	16%	14%

Broadband Client Base (thousand)
Connected Clients	1,588	984	61%
Penetration over Bidirectional Homes Passed	24%	22%
Churn Rate – last 12 months	18%	16%

Voice Service Client Base (thousand)
Connected Clients	718	257	179%
Penetration over broadband clients base	45%	26%

Revenue Generating Units(c) (thousand)	5,521	3,753	47%
Client ARPU (R$/households) (d)	133.13	122.37	9%

(a) EBITDA does not represent an accounting line or cash flow for the periods indicated, and thus should not be considered an alternative measure of net income (loss), an indicator of operating performance, or an alternative to cash flow as a source of liquidity. Moreover, the definition of EBITDA may not be comparable to the definition of EBITDA used by other companies.
(b) Enterprise Value calculated based on the price of the preferred shares on the ending date of the respective quarters multiplied by the total number of shares, plus net debt on the same date.
(c) Sum of Pay TV, Digital Video, Broadband and Voice services.
(d) Composed of the sum of gross revenue from subscriptions, PPV and other revenue related to the provision of services, divided by the average number of connected households.

IR	Marcio Minoru Miyakava	Adriana Godinho	Maria Siqueira
Contacts:	+55 (11) 2111-2811	+55 (11) 2111-2721	+55 (11) 2111-2873
	minoru@netservicos.com.br	adriana.godinho@netservicos.com.br	maria.siqueira@netservicos.com.br

1Q08 Earnings Release
April 18th , 2008
http://www.ri.netservicos.com.br
Page 2 of 14

EXECUTIVE SUMMARY

The Company continued to focus its efforts on executing its strategy of accelerated growth, seeking an adequate match return on investment to its shareholders. As part of this effort, NET recently launched “Net Fone.com”, a product that combines telephone services, quick access to the internet and free TV channels with excellent sound and image quality.

Pay TV and Broadband client bases closed the first quarter at 2,561,000 and 1,588,000 subscribers, for increases of 15.1% and 61.3% in relation to the 2,224,000 and 984,000 at the close of 1Q07, respectively. Voice client base grew by 179.0% to 718,000 clients, from 257,000 clients in 1Q07.

In 1Q08, Net Revenue was R$829.5 million, up 26.7% versus the R$654.8 million posted in 1Q07, due to both expansion of the client base and higher Average Revenue per User (ARPU). ARPU in the quarter was R$133.13, growing by 8.8% from the R$122.37 in 1Q07. The main driver of ARPU growth was the migration of current clients to more sophisticated products with higher value added.

Operating Costs increased by 32.6% to R$395.1 million, from R$298.0 million in 1Q07, mainly fueled by personnel expenses, which increased by 73% year on year, given the need to maintain its goals for customer care and maintenance quality of services . Other operating costs, which primarily consist of the call center and the bandwidth capacity contracted to connect broadband subscribers to the internet, increased by 62.7% as a result of the new call center service model and the larger broadband base. Network and Subscriber Maintenance grew by 26.8%, due to the contractual adjustments for pole rental and network electricity. Programming costs rose by 16.9%, driven by the expansion in the Pay TV base and the contractual price adjustments of the cost of certain channels by the IGP-M inflation index.

Selling, general and administrative expenses (SG&A) were R$197.4 million in 1Q08, increasing by 25.3% in relation to the R$157.6 million in 1Q07. Selling Expenses rose 20.9%, due to new campaigns and higher sales commissions, fueled by the higher sales recorded in the quarter. General and Administrative Expenses rose by 23.9%, due mainly to higher expenses with personnel as well as telecommunication and postage.

EBITDA in the quarter was R$225.1 million, increasing by 19.7% in relation to the R$188.1 million in 1Q07. EBITDA margin was 27.1% , remaining within the level considered adequate for the company’s current level of growth.

OPERATING PERFORMANCE

• The Company posted growth of 47% in Revenue Generating Units (“RGU”), from 3,753,000 in 1Q07 to 5,521,000 in 1Q08. The RGUs comprise the sum of Pay TV, Broadband, Voice and Digital Video services.

• Pay TV net additions rose 5.0% in the quarter to total 86,500 new clients. Meanwhile, Broadband net additions grew by 34.4% to 164,100 new clients. The increase is a result of the strategy to seek alternatives for continued growth despite the more competitive market environment.

• Pay TV churn rate in the last 12 months increased from 14.2% in 1Q07 to 15.9% this quarter. Broadband churn rate in the last 12 months increased from 15.8% in 1Q07 to 17.9% in 1Q08. In both cases the increase also reflects the higher disconnections in 4Q07, which are the disconnections used to calculate churn in the quarter. Disconnections requested by clients in the quarter accounted for 62% of all disconnections, with the primary reason a change in address to areas not covered by NET, which accounted for 24% of all these voluntary disconnections.

• Pay TV client base closed the quarter at 2,561,000 subscribers, growing by 15.1% in relation to 2,224,000 clients in 1Q07. Digital Video client base reached 655,000 clients, growing by 128% versus 1Q07 and representing penetration of 25.6% of the total Pay TV base. Broadband client base reached 1,588,000 subscribers, growing by 61% in relation to the 984,000 subscribers in 1Q07. Voice client base totaled 718,000 subscribers in 1Q08, growing by 179% in relation to the 257,000 subscribers in 1Q07. These results clearly demonstrate that the investments made in developing new sales channels and launching new products that improve our competitive positioning are producing the expected results.

ANALYSIS OF CONSOLIDATED RESULTS

1. Gross revenue1 grew by 27.8% to R$1,084.3 million in the quarter, from R$848.1 million in 1Q07. Main drivers of this growth were the higher sales of the Net Combo product (bundling of Pay TV, Broadband and Voice services) and the migration of clients to higher value added product packages.

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1 In US GAAP, Gross Revenue grew by 54.8%, from US$403.3 million in 1Q07 to US$624.4 million in 1Q08.

1Q08 Earnings Release
April 18th , 2008
http://www.ri.netservicos.com.br
Page 3 of 14

1.1. Subscription Revenue2 was R$984.0 million in the quarter, an increase of 26.1% versus the R$780.0 million in 1Q07. Main drivers of this revenue were the expansion in the subscriber base, the migration to more advanced packages in both the Pay TV and Broadband segments and the contractual price adjustment of monthly fees by the IGP-M inflation index for a portion of the existing client base.

1.2. Hook-Up Revenue3 increased by 19.4%, from R$5.3 million in 1Q07 to R$6.4 million in 1Q08, fueled by the higher volume of client additions.

1.3. PPV Revenue4 grew by 42.0% to R$34.1 million in 1Q08, versus R$24.0 million in 1Q07. The main driver of this growth was the higher sales, in terms of volume of films, the “Big Brother Brasil 8” (BBB8) package, and regional and Brazilian soccer championships.

1.4. Other Revenue5 rose by 54.3%, from R$38.8 million in 1Q07 to R$59.9 million in 1Q08, mainly due to the increase in revenue from Voice product.

2. Sales Deductions6 in the quarter were R$254.8 million, an increase of 31.8% from R$193.3 million in 1Q07. The increase is explained by the growth in broadband revenue, which incurs a higher rate of ICMS tax. Sales Deductions as a percentage of total revenue increased from 22.8% in 1Q07 to 23.5% in 1Q08.

3. As a result of the above factors, Net Revenue7 in the quarter was R$829.5 million, an increase of 26.7% in relation to the R$654.8 million in 1Q07.

4. Operating Costs8 totaled R$395.1 million in the quarter, rising by 32.6% against R$298.0 million in 1Q07, and increasing from 45.5% to 47.6% as a percentage of net revenue. Main drivers of this increase were the following:

4.1. Programming and Royalties Costs9 was R$204.4 million, up 16.9% in relation to R$174.9 million recorded in 1Q07, mainly due to the growth in the client base and higher PPV sales volume. As a percentage of net revenue, Programming and Royalties costs declined from 26.7% in 1Q07 to 24.6% in 1Q08, due to greater diversification of revenue sources.

4.2. Network and Subscriber Maintenance Costs10 rose by 26.8%, from R$28.4 million in 1Q07 to R$36.1 million in 1Q08, due to contractual adjustments to the costs of pole rental and electricity, and the higher number of field staff.

4.3. Loyalty Marketing Costs11 totaled R$3.9 million in 1Q08, increasing by 5.8% versus R$3.7 million in 1Q07, due to the larger client base. As a percentage of net revenue, these costs remained stable at 0.5% .

4.4. Payroll and Benefits Costs12 grew 73.1%, from R$26.4 million in 1Q07 to R$45.7 million in 1Q08, mainly due to the higher number of employees in the technical team. As a percentage of net revenue, these costs rose to 5.5% in 1Q08, from 4.0% in 1Q07.

4.5. Other Operating Costs13 rose 62.7%, from R$64.6 million in 1Q07 to R$105.1 million in the quarter. This cost increase was mainly due to the higher costs with bandwidth for internet access as a result of the larger Broadband client base and also the higher costs with the call center and outsourcing. As a percentage of net revenue, these costs rose from 9.9% in 1Q07 to 12.7% in 1Q08.

5. Selling, General and Administrative Expenses14 (SG&A) totaled R$197.4 million in the quarter, rising by 25.3% in relation to R$157.6 million in 1Q07, due to the reasons described below:

5.1. Selling Expenses15 reached R$68.7 million in 1Q08, growing by 20.9% from R$56.9 million in 1Q07. The increase in these expenses was due to both the larger sales team and the higher sales commissions fueled by the higher sales volume. Another factor was the increase in expenses with

________________________________________

2 In US GAAP, Subscription Revenue grew by 50.0%, from US$373.7 million in 1Q07 to US$560.5 million in 1Q08.
3 In US GAAP, Hook-up Revenue fell by 17.8%, from US$5.3 million in 1Q07 to US$4.4 million in 1Q08.
4 In US GAAP, PPV Revenue rose by 72.2%, from US$11.4 million in 1Q07 to US$19.6 million in 1Q08
5 In US GAAP, Other Revenue increased by 211.3%, from US$12.8 million in 1Q07 to US$40.0 million in 1Q08.
6 In US GAAP, Sales Deductions grew by 59.8%, from US$91.8 million in 1Q07 to US$146.7 million in 1Q08.
7 In US GAAP, Net Revenue increased by 53.4%, from US$311.5 million in 1Q07 to US$477.8 million in 1Q08.
8 In US GAAP, Operating Costs grew by 59.9%, from US$142.5 million in 1Q07 to US$277.8 million in 1Q08.
9 In US GAAP, Programming and Royalties increased by 41.9%, from US$82.8 million in 1Q07 to US$117.5 million in 1Q08.
10 In US GAAP, Network and Subscriber Maintenance expenses moved up by 48.1%, from US$11.4 million in 1Q07 to US$19.9 million in 1Q08.
11 In US GAAP, Costs with Loyalty Marketing increased by 28.6%, from US$1.7 million in 1Q07 to US$2.2 million in 1Q08.
12 In US GAAP, Payroll and Benefits increased by 110.0%, from US$12.5 million in 1Q07 to US$26.3 million in 1Q08.
13 In US GAAP, Other Operating Expenses increased by 90.8%, from US$34.0 million in 1Q07 to US$64.8 million in 1Q08.
14 In US GAAP, SG&A expenses increased by 51.9%, from US$74.7 million in 1Q07 to US$113.5 million in 1Q08.
15 In US GAAP, Selling Expenses increased by 46.6%, from US$27.0 million in 1Q07 to US$39.6 million in 1Q08.

1Q08 Earnings Release
April 18th , 2008
http://www.ri.netservicos.com.br
Page 4 of 14

advertising campaigns, given the greater use of commercials. As a percentage of net revenue, these costs declined from 8.7% in 1Q07 to 8.3% in 1Q08.

5.2. General and Administrative Expenses16 increased by 23.9%, from R$100.6 million in 1Q07 to R$124.7 million in the quarter. In addition to the increase in headcount, other drivers of this increase were the higher expenses with postage and telecommunications. As a percentage of net revenue, these expenses declined from 15.4% in 1Q07 to 15.0% in 1Q08.

5.3. Other Administrative Expenses/Income17 was an expense of R$4.0 million in 1Q08, compared with an expense of R$0.1 million in 1Q07. The higher expense was primarily due to the signing of labor agreements and higher provisions for contingency civil suits.

6. Bad Debt Expenses18 stood at R$11.9 million in 1Q08, increasing by 6.7% in relation to the provision of R$11.1 million in 1Q07. As a percentage of gross revenue, this provision declined from 1.3% to 1.1%, demonstrating that despite its rapid pace of growth, the Company continues to hold a healthy client portfolio.

7. EBITDA19 (Earnings Before Interest, Tax, Depreciation and Amortization) was R$225.1 million in 1Q08, up 19.7% against R$188.1 million in 1Q07, with an EBITDA margin of 27.1% . During this period of rapid expansion and for current level of net additions, the Company believes that this current level of margin is adequate, given that Selling Expenses and costs related to customer satisfaction tend to be higher in such environments.

8. Depreciation and Amortization Expenses20 totaled R$142.7 million in 1Q08, growing by 34.0% from the R$106.5 million in 1Q07. This increase was primarily due to the goodwill from the Vivax acquisition beginning to be amortized.

9. EBIT21 (earnings before interest and tax) closed the quarter practically unchanged at R$82.4 million, due to higher expenses with amortization.

NET FINANCIAL RESULT

(R$ thousand)	1Q08	4Q07	1Q07

Net Financial Result	(13,021)	(17,122)	(23,385)

Monetary Indexation, net	(535)	(824)	(299)
Gain (loss) on exchange rate, net	4,853	10,748	13,693
Financial expenses	(35,712)	(45,462)	(58,628)
Financial income	18,373	18,416	21,849

Result from the sale of property and equipment	771	(2,689)	2,780
Other (non operating)	326	(1,981)	644

1. The Net Financial Result in the quarter was a net financial expense of R$13.0 million, improving by 44.3% in relation to the net financial expense of R$23.4 million in 1Q07. The result was due to the following factors:

1.1. Net Monetary Indexation22 rose by 79.1%, due to the restatement of programming payable in the quarter of R$0.5 million, up from R$0.3 million in 1Q07.

1.2. Net Foreign Exchange Gain (Loss)23 was a net gain of R$4.9 million in 1Q08, 64.6% lower than the net gain of R$13.7 million in 1Q07, mainly due to the lower foreign exchange gain on the perpetual bond, as a result of the lower appreciation in the Brazilian real against the U.S. dollar in the quarter.

1.3. Financial Expenses24 declined by 39.1%, from R$58.6 million in 1Q07 to R$35.7 million in 1Q08. This improvement is explained by the elimination of the CPMF tax on financial transactions and the lower losses from foreign exchange hedge and swap positions linked to the perpetual bond and the acquisition of raw materials from foreign suppliers.

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16 In US GAAP, General and Administrative Expenses increased by 50.3%, from US$47.7 million in 1Q07 to US$71.7 million in 1Q08.
17 In US GAAP, Other Administrative Expenses/Income went from income of US$0.024 million in 1Q07 to an expense of US$2.2 million in 1Q08.
18 In US GAAP, Provision for Bad Debt increased by 29.4% to US$6.8 million in 1Q08, from US$5.3 million in 1Q07.
19 In US GAAP, EBITDA grew by 45.7%, from US$89.0 million in 1Q07 to US$129.6 million in 1Q08.
20 In US GAAP, Depreciation and Amortization expenses rose by 30.2%, from US$51.1 million in 1Q07 to US$66.5 million in 1Q08.
21 In US GAAP, EBIT increased by 71.3%, from US$37.1 million in 1Q07 to US$63.6 million in 1Q08.
22 In US GAAP, Monetary Indexation moved from positive US$0.1 million in 1Q07 to positive US$0.094 million in 1Q08.
23 In US GAAP, Foreign Exchange Gain (Loss) decreased by 59.8%, from US$6.7 million in 1Q07 to US$2.7 million in 1Q08.
24 In US GAAP, Financial Expenses decreased 21.9%, from US$27.8 million in 1Q07 to US$21.7 million in 1Q08.

1Q08 Earnings Release
April 18th , 2008
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Page 5 of 14

1.4. Financial Income25 declined by 15.9%, from R$21.8 million in 1Q07 to R$18.4 million in 1Q08, due to the lower rates remunerating financial investments.

INCOME TAX AND NET INCOME

(R$ thousand)	1Q08	4Q07	1Q07
Income Tax and Social Contribution	(38,172)	30,956	(32,020)

Current	(13,277)	(14,451)	(8,848)

Deferred	(24,895)	45,407	(23,171)
Constitution of Tax Loss Carryforward and and Temporary Differences	(6,934)	66,653	(1,925)
Goodwill Amortization	(17,961)	(21,246)	(21,246)

1. Expenses with Income Tax and Social Contribution Tax26 current and deferred) totaled R$38.2 million in 1Q08, up 19.2% in relation to the R$32.0 million in 1Q07, due to the following factors:

1.1. Expenses with Current Income Tax and Social Contribution Tax rose by 50.0% due to the higher profitability of subsidiaries. This expense was R$13.3 million in the quarter, versus R$8.8 million in 1Q07

1.2. The net balance of Deferred Income Tax and Social Contribution Tax was R$24.9 million in 1Q08, compared with R$23.2 million in 1Q07, an increase of 7.4%, due to the conversion of provisions into expenses.

2. The Company presented a Net Income27 n the quarter of R$32.3 million, 9.0% higher than the net income of R$29.6 million in 1Q07. The result demonstrates that the Company continues to pursue sustainable growth with a focus on profitability, returns for shareholders and an adequate capital structure.

DEBT, CAPITALIZATION AND LIQUIDITY

R$ Thousands	1Q08	4Q07	1Q07

Short Term Debt	52,074	24,668	39,012

Interests	32,012	10,898	39,012
Finame	20,062	13,770	-

Long Term Debt	1,093,820	1,099,975	1,107,544

Debentures 6th issuance	580,000	580,000	580,000
Perpetual Notes	262,365	265,695	307,544
Finame	81,455	84,280	-
CCB	170,000	170,000	220,000

Total Debt	1,145,894	1,124,643	1,146,556

Cash and Cash Equivalents	602,040	569,606	564,767

Net Debt	543,854	555,037	581,789

US dollar-denominated debt	264,830	268,192	310,294
	23.1%	23.8%	27.1%
Brazilian real-denominated debt	881,064	856,451	836,262
	76.9%	76.2%	72.9%

Sum may not mach due to rounding

• Gross Debt, which includes accrued interests recognized and principal, closed the quarter relatively unchanged at R$1,145.9 million. As a result of the appreciation in the Brazilian real against the U.S. dollar, the percentage of foreign currency denominated debt declined from 27.1% in 1Q07 to 23.1% in 1Q08.

• Cash and Cash Equivalents increased by 6.6%, from R$564.8 million in 1Q07 to R$602.0 million in 1Q08, demonstrating that the Company's organic growth can be sustained by its own operational cash generation.

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25 In US GAAP, Financial Income increased by 1.6%, from US$10.4 million in 1Q07 to US$10.6 million in 1Q08.
26In US GAAP, Income Tax and Social Contribution Tax increased from R$10.6 million in 1Q07 to R$29.7 million in 1Q08.
27In US GAAP, Net Income increased from US$16.4 million in 1Q07 to US$25.6 million in 1Q08.
28In US GAAP, Net Debt, which does not include the interest booked in the period, rose 24.4%, from US$246.8 million to US$307.1 million in 1Q08.

1Q08 Earnings Release
April 18th , 2008
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Page 6 of 14

• As a result, Net Debt28 n the quarter was R$543.9 million, declining by 6.5% in relation to R$581.8 million in 1Q07.

• Management continues to analyze the possibility of contracting debt in the maximum amount of US$200 million, to be used mainly for the company’s inorganic growth, with any remaining amounts used for eventual accelerating the company’s growth.

• Total Investment (CAPEX) in the quarter was R$172.3 million mainly related to sales volume and consequently installations made in the quarter. Of this amount, 77% was allocated to Client Installations, 13% to Projects, 3% to I.T. and General Investments, and 7% to digitalization project.

• The Company continued to post a positive trend in all of its financial indicators, reflecting its improved operational efficiency, as shown in the table below:

Financial Ratios	1Q08	4Q07	1Q07
EBITDA / Interest Expenses	7.43	5.92	5.21
Current Ratio	1.63	1.56	2.01
Net Debt / EBITDA	0.65	0.69	0.82
Net Debt/ Enterprise Value	0.08	0.07	0.07

EBITDA / Active Subscribers	$328	$325	$319
Net Revenues/Active Subscribers	$1,201	$1,172	$1,116

CAPITAL MARKETS

NET shares traded on the São Paulo Stock Exchange (Bovespa) fell by 32.7%, from R$27.86 in 1Q07 to R$18.75 in 1Q08. Average daily trading volume in the shares declined by 10.1%, from R$53.2 million to R$47.8 million.

Company’s ADRs traded on the Nasdaq decline 21.7% in the same comparison period, while average daily trading volume increased by 152.9%, from US$4.1 million to US$10.5 million.

MAIN ACCOUNTING DIFFERENCES BETWEEN BR GAAP AND US GAAP

In US GAAP, all Revenues were positively influenced by the depreciation in the U.S. dollar in relation to the Brazilian real. On the other hand, all costs and expenses were higher for the same reason. The average exchange rate in the 1Q08 was R$1.7387, compared to R$2.1078 in 1Q07, representing local currency appreciation of 21.2% . In addition, while converting the results and the balance sheet from Brazilian GAAP, or BR GAAP, to US GAAP, U.S. accounting regulations are reflected according to the Financial Accounting Standards Board (FASB) and the complementary rules of the U.S. SEC, which resulted in the differences shown below.

MAIN DIFFERENCES BETWEEN BR GAAP AND US GAAP	1Q08

EBITDA em BR GAAP (R$ million)	225.1

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up fee	1.2
Subscribers sign-in costs	(0.6)
Programming costs	0.5
Other	(0.9)

EBITDA in US GAAP (R$ million)	225.3

Difference in EBITDA (US GAAP - LS GAAP)	0.2
EBITDA in US GAAP (US$ million)	129.6

Net Income in BR GAAP (R$ million)	32.3

Adjustments that affected Net income in US GAAP (R$ million)	-

EBITDA	0.2
Depreciation and Amortization	26.9
Income tax and social contribuition	(13.3)
Other	(1.6)

Net Income in US GAAP (R$ million)	44.5

Difference in Net Income (US GAAP - BZ GAAP)	12.2
Net income in US GAAP (US$ million)	25.6

Sum may not mach due to rounding

1Q08 Earnings Release
April 18th , 2008
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Page 7 of 14

• In US GAAP, Hook-up Revenue is deferred by the amount that exceeds client sign-in costs. If the difference is positive, this amount is booked and amortized according to the average period the subscriber remained as a client. As a result of loyalty packages, which can exempt clients from hook-up fees, the difference was negative in 1Q08 and the Company did not book any amount. However, due to the deferrals made in previous periods, an amount of R$1.2 million was recognized as the deferred hookup revenue in this quarter, which is why revenue in the quarter in US GAAP is higher than in BR GAAP .

• In US GAAP, Client Sign-in Costs are deferred and include sign-in materials, personnel and third-party installation services. In BR GAAP, in addition to the items considered in US GAAP, field telecommunications items and vehicle expenses are also deferred. Therefore, in US GAAP this item was R$0.6 million lower than in BR GAAP.

• Previous program contracts renegotiations from December 2003 generated discounts conditional upon the settlement of these contracts. In BR GAAP, these discounts were already booked on the date the agreement was settled. In US GAAP, these discounts were deferred and have been booked according to the updated term of each agreement. Due to the booking of these discounts, Programming Costs in 1Q08 in US GAAP were R$0.5 million lower than in BR GAAP.

• As a result of the above-mentioned differences in accounting procedures, EBITDA in US GAAP was R$0.02 million lower than EBITDA under BR GAAP, totaling R$225.3 million (US$129.6 million) in 1Q08.

• In US GAAP, the goodwill from the acquisition of companies is not amortized and, pursuant to SFAS 142 “Goodwill and Intangible Assets", is subject to an annual test to verify if the value of this goodwill is recoverable through future results. Under BR GAAP, this goodwill is amortized monthly in accordance with the straight-line method, while US GAAP includes the amortization of the acquisition of Vivax and subsidiaries. As a result, under US GAAP Depreciation and Amortization expenses in 1Q08 in US GAAP were R$26.9 million lower.

• Under US GAAP, the effective income tax rate on the best income estimate for the current fiscal period is used to calculate the amount of income tax and social contribution owed. Under BR GAAP, current and deferred taxes are calculated in accordance with the prevailing tax regulations. As a result, this expense was R$13.3 million higher in US GAAP.

• Considering all these differences in accounting practices, Net Income in US GAAP came to R$44.5 million (US$25.6 million) in the 1Q08, higher than the R$32.3 million in net income recorded under BR GAAP.

1Q08 Earnings Release
April 18th , 2008
http://www.ri.netservicos.com.br
Page 8 of 14

UPCOMING EVENTS

1.	Conference Call – 1st Quarter 2008 Earnings Results

Date: April 22, 2008
BR GAAP (in Portuguese)
	10:00 AM (Brasília)	Dial in: +55 (11) 2188-0188
Replay: until 4/29/2008: (11) 2188-0188
Conference ID: NET Serviços
Live webcast at: http://www.ri.netservicos.com.br
BR GAAP (in English):
	11:00 AM (Brasília)	Dial in: +1 (973) 935-8893
Replay until 4/29/2008: +1 (706) 645-9291
Conference ID: 42059446
Live webcast at: http://www.ri.netservicos.com.br
2.	Public Meetings
São Paulo - APIMEC
Venue and date to be confirmed
Rio de Janeiro - APIMEC
Venue and date to be confirmed

3.	Expected Dates for Upcoming Results
(2nd Quarter 2008) → July 22, 2008
(3rd Quarter 2008) → October 21, 2008

The forward-looking statements contained in this document relating to the business outlook, projections of operating and financial results, and growth prospects of NET are merely estimates and as such are based exclusively on Management’s expectations for the future of the business. These forward-looking statements depend materially on changes in market conditions, the performance of the Brazilian economy, the industry and international markets, and therefore are subject to change without prior notice.

1Q08 Earnings Release
April 18th , 2008
http://www.ri.netservicos.com.br
Page 9 of 14

Financial Statements In BR GAAP – Pro Forma (unaudited)

Net Serviços de Comunicação S.A.
Income Statemet	1Q08	4Q07	1Q07
Brazilian Corporate Law - (R$ thousands)
Revenues
Subscriptions	983,973	936,394	780,014
Sign-on and hookup-up fees	6,354	12,157	5,322
Other Revenues	93,983	85,211	62,810
PPV	34,078	29,512	23,992
Others	59,905	55,700	38,818
Gross Revenues	1,084,309	1,033,761	848,146
Services and other taxes	(254,807)	(235,035)	(193,348)
Net Revenues	829,502	798,726	654,798

Direct Operating Expenses	(395,101)	(383,693)	(297,958)
Programming & Royalties	(204,393)	(193,708)	(174,867)
Network Expenses	(36,050)	(42,908)	(28,440)
Customers Relations	(3,866)	(4,113)	(3,653)
Payroll and Benefits	(45,677)	(43,893)	(26,391)
Other Costs	(105,115)	(99,071)	(64,607)

Selling, General and Adminstrative Expenses	(197,416)	(190,760)	(157,569)
Selling	(68,717)	(69,980)	(56,858)
General & adminstrative	(124,656)	(109,948)	(100,594)
Other income/ (expense), net	(4,043)	(10,831)	(117)

Bad Debt Expenses	(11,887)	(8,640)	(11,145)

EBITDA	225,098	215,633	188,126
EBITDA margin	27%	27%	29%

Depreciation and Amortization	(142,726)	(129,236)	(106,527)
Depreciation	(87,615)	(85,640)	(83,839)
Amortization	(55,111)	(43,596)	(22,688)

Operating Income/(Loss) - EBIT	82,372	86,398	81,598
EBIT margin	10%	11%	12%

Monetary indexation, net	(535)	(824)	(299)
Loss on exchange rate, net	4,853	10,748	13,693
Financial Expenses	(35,712)	(45,462)	(58,628)
interest, charges, arrears and fine	(30,305)	(31,627)	(36,126)
interest financial expenses others (suppliers and taxes)	(4,443)	(4,820)	(3,807)
other financial expenses	(964)	(9,015)	(18,696)
Financial Income	18,373	18,416	21,849
Other financial income	18,373	18,416	21,849
Loss on sale of fixed assets	771	(2,689)	2,780
Other (non-operating)	326	(1,981)	644

Income/(loss) bef. Investees, min.ints.	70,448	64,604	61,637
Current income tax	(13,277)	(14,451)	(8,848)
Deferred income tax	(24,895)	45,407	(23,171)

Net Income (loss)	32,276	95,560	29,618

1Q08 Earnings Release
April 18th , 2008
http://www.ri.netservicos.com.br
Page 10 of 14

NET Serviços de Comunicação S.A.
Consolidated Balance Sheet	1Q08%		4Q07%		1Q07%
Brazilian Corporate Law (R$ thousand) - non-audited
Assets
Cash & cash equivalents	602,040	11.8%	569,606	11.2%	564,767	15.7%
Account receivable from subscriber - net	143,224	2.8%	132,328	2.6%	116,675	3.2%
Other receivables	45,354	0.9%	44,932	0.9%	28,587	0.8%
Income tax recoverable	33,877	0.7%	44,848	0.9%	18,524	0.5%
Deferred income tax	67,786	1.3%	73,108	1.4%	95,125	2.6%
Prepaid expenses	25,500	0.5%	25,583	0.5%	27,771	0.8%
Inventories	62,489	1.2%	63,956	1.3%	74,990	2.1%
Total Current Assets	980,270	19.3%	954,361	18.8%	926,439	25.7%
Investments	1,792,864	35.2%	1,830,052	36.0%	575,231	16.0%
Net Property & Diferred	1,903,309	37.4%	1,835,377	36.1%	1,577,790	43.8%
Other Assets	434,887	8.6%	466,547	9.2%	519,869	14.4%
Judicial Deposits	23,855	0.5%	23,326	0.5%	5,283	0.1%
Diferred taxes recoverable	402,777	7.9%	433,844	8.5%	476,790	13.2%
Other receivables	8,255	0.2%	9,377	0.2%	37,797	1.1%
Total Long-term Assets	4,131,060	81.2%	4,131,976	81.2%	2,672,890	74.3%
Total Assets	5,111,330	100.5%	5,086,337	100.0%	3,599,329	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	300,246	5.9%	309,267	6.1%	262,745	7.3%
Provision for payables	9,786	0.2%	9,893	0.2%	5,198	0.1%
Income tax payable	14,062	0.3%	38,568	0.8%	5,378	0.1%
Short-term debt	31,054	0.6%	19,736	0.4%	14,508	0.4%
Debentres	21,020	0.4%	4,932	0.1%	24,505	0.7%
Payroll accruals	11,529	0.2%	11,299	0.2%	8,081	0.2%
Other payable accounts	212,797	4.2%	217,869	4.3%	140,308	3.9%
Tax accruals	77,246	1.5%	73,697	1.4%	59,374	1.6%
Payroll provision	72,301	1.4%	85,787	1.7%	42,191	1.2%
Other debts	63,250	1.2%	58,385	1.1%	38,743	1.1%
Total Curret Liabilities	600,494	11.8%	611,563	12.0%	460,722	12.8%

Long-term debt	513,820	10.1%	519,975	10.2%	527,544	14.7%
Debentures	580,000	11.4%	580,000	11.4%	580,000	16.1%
Taxes and contributions payable	4,417	0.1%	4,503	0.1%	3,380	0.1%
Provision for contingencies	594,966	11.7%	590,372	11.6%	501,826	13.9%
Future periods results	46,954	0.9%	41,520	0.8%	32,703	0.9%
Total Long Term Liabilities	1,740,156	34.2%	1,736,370	34.1%	1,645,452	45.7%

Total Liabilities	2,340,650	46.0%	2,347,933	46.2%	2,106,174	58.5%

Capital Stock	5,540,346	108.9%	5,466,968	107.5%	4,143,045	115.1%
Goodwill reserves	212,142	4.2%	285,520	5.6%	285,520	7.9%
Accumulated Losses	(2,981,809)	-58.6%	(3,014,085)	-59.3%	(2,935,410)	-81.6%
Shareholders' Equity	2,770,679	54.5%	2,738,403	53.8%	1,493,155	41.5%

Liabilities and Stockholders´ Equity	5,111,330	100.5%	5,086,337	100.0%	3,599,329	100.0%

1Q08 Earnings Release
April 18th , 2008
http://www.ri.netservicos.com.br
Page 11 of 14

NET Serviços de Comunicação S.A.
Consolidated Statement of Cash Flow	1Q08	4Q07	1Q07
Brazilian Corporate Law (R$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	569,606	624,882	608,944

Results of the period	32,276	95,560	29,618

Non-cash items	174,613	100,701	148,038
Exchange losses, monetary indexation and interest expenses, net	4,976	(307)	3,018
Depreciation and Amortization	142,726	129,236	106,527
Diferred income taxes	24,895	(45,407)	23,171
Estimated liability for tax, labor and civil claims and assesssments	(27,402)	(18,805)	(9,294)
Interest on loans, net	30,189	31,330	27,396
Result on sale of assets, net	(771)	4,654	(2,780)

Decrease (Increase) in assets	12,907	(8,699)	(34,159)
Trade accounts receivable	(10,896)	8,091	(9,203)
Recoverable income taxes	22,466	(24,663)	12,871
Prepaid expenses	1,190	2,194	(8,692)
Inventories and others assets	1,467	14,396	(20,045)
Other Assets	(1,320)	(8,717)	(9,090)

Increase (decrease) in liabilities	(9,536)	79,041	(11,346)
Accounts payables to Supliers and programmers	(9,021)	17,903	16,470
Income taxes payable	(20,957)	25,928	(12,891)
Payroll and related charges	(13,257)	7,111	(30,012)
Sales taxes, accrued expenses and other liabilities	33,699	30,439	15,087

Cash flow from investing activities	(172,318)	(249,237)	(167,561)
Acquisition of investments and advances to related companies, net of repayments	-	(17,270)	-
	(927)	-	-
Acquisition of property and equipment	(172,255)	(231,920)	(167,862)
Proceeds from the sale of equipment	864	(47)	301

Cash flow from financing activities	(5,508)	(74,982)	(8,767)
Issuances	3,729	31,800	-
Repayments	(9,237)	(106,782)	(8,767)
Change in cash and cash equivalents	32,434	(55,276)	(44,177)

Cash and cash equivalents, end of the period	602,040	569,606	564,767

1Q08 Earnings Release
April 18th , 2008
http://www.ri.netservicos.com.br
Page 12 of 14

Financial Statements In US GAAP – Pro Forma (unaudited)

Net Serviços de Comunicação S.A.
Income Statement	1Q08	4Q07	1Q07
US GAAP (US$ thousand) - non-audited

Revenues
Subscriptions	560,453	523,954	373,716
Sign-on and hookup revenue, net	4,380	3,697	5,328
Gross sign-on and hookup fee revenue	3,665	2,987	4,611
Deferred sign-on and hookup fee revenue,net	715	710	717
Other Revenues	59,594	51,351	24,236
PPV	19,625	20,343	11,397
Others	39,969	31,008	12,839
Gross Revenues	624,427	579,002	403,280
Services and other taxes	(146,659)	(131,566)	(91,803)
Net Revenues	477,768	447,436	311,477

Direct Operating Expenses	(227,806)	(215,494)	(142,482)
Programming & Royalties	(117,537)	(108,160)	(82,823)
Network Expenses	(16,935)	(20,857)	(11,431)
Customers Relations	(2,229)	(2,298)	(1,733)
Payroll and Benefits	(26,287)	(24,556)	(12,518)
Others	(64,818)	(59,623)	(33,977)

Selling, General and Administrative Expenses	(113,487)	(106,558)	(74,713)
Selling	(39,578)	(39,201)	(26,999)
General & administrative	(71,741)	(61,564)	(47,738)
Other income/(expense), net	(2,168)	(5,793)	24

Bad Debt Expenses	(6,830)	(4,843)	(5,279)

EBITDA	129,645	120,541	89,003
EBITDA Margin	27%	27%	29%

Depreciation and Amortization	(66,539)	(60,524)	(51,109)
Depreciation	(59,679)	(54,200)	(49,505)
Amortization	(6,860)	(6,324)	(1,604)
Loss on write-down of equipment, net	444	(1,457)	(786)
Operating Income/(Loss) - EBIT	63,550	58,560	37,108
EBIT Margin	13%	13%	12%

Monetary indexation, net	94	(295)	(111)
Loss on exchange rate, net	2,704	4,757	6,729
Financial expenses	(21,737)	(24,409)	(27,832)
Financial income	10,556	10,294	10,393
Other (non-operating)	187	(243)	697

Income/(loss) bef. tax, investees, min. ints.	55,354	48,664	26,984
Current income tax	(7,606)	(8,026)	(4,149)
Deferred income tax	(22,132)	27,466	(6,428)

Income/(loss) bef. Investees, min.ints.	25,616	68,104	16,407
Equity in earnings	-	8,703	-
Minority Interest	-	(37)	(16)
Net Income (Loss)	25,616	76,770	16,391

1Q08 Earnings Release
April 18th , 2008
http://www.ri.netservicos.com.br
Page 13 of 14

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	1Q08%		4Q07%		1Q07%
US GAAP (US$ thousand) - non-audited
Assets
Cash & cash equivalents	341,591	10.7%	319,063	10.2%	266,788	12.4%
Short term investments	2,609	0.1%	2,512	0.1%	8,653	0.4%
Accounts receivable	195,416	6.1%	181,371	5.8%	113,461	5.3%
Inventories	35,727	1.1%	36,107	1.2%	36,289	1.7%
Other	5,502	0.2%	6,894	0.2%	14,072	0.7%
Income tax recoverable	19,368	0.6%	25,319	0.8%	9,039	0.4%
Deferred income tax	17,354	0.5%	36,053	1.2%	36,880	1.7%
Prepaid expenses	14,092	0.4%	13,962	0.4%	13,233	0.6%
Total current assets	631,659	19.9%	621,281	19.9%	498,415	23.2%

Goodwill on acquisition of subsidiaries	953,360	30.0%	941,922	30.1%	494,001	23.0%
Net property and equipment	1,050,026	33.0%	998,872	32.0%	847,272	39.4%
Other assets	545,724	17.2%	563,838	18.0%	308,380	14.4%
Judicial Deposits	87,808	2.8%	96,574	3.1%	72,117	3.4%
Deferred and recoverable taxes	144,654	4.5%	151,447	4.8%	220,217	10.3%
Intangible assets	305,920	9.6%	308,575	9.9%	0	0.0%
Other receivable	7,342	0.2%	7,242	0.2%	16,046	0.7%
Total Long-term assets	2,549,110	80.1%	2,504,632	80.1%	1,649,653	76.8%

Total assets	3,180,769	100.0%	3,125,913	100.0%	2,148,068	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	116,824	3.7%	174,566	5.6%	128,242	6.0%
Provision for payables	72,656	2.3%	13,825	0.4%	8,748	0.4%
Income taxes payable	6,987	0.2%	20,734	0.7%	2,648	0.1%
Short-term debt	11,470	0.4%	7,774	0.2%	5,734	0.3%
Interest payable	18,302	0.6%	6,153	0.2%	13,293	0.6%
Deferred Revenue	93,104	2.9%	88,193	2.8%	56,834	2.6%
Payroll and contributions payable	6,591	0.2%	6,381	0.2%	3,941	0.2%
Other payables and accruals	100,120	3.1%	105,327	3.4%	82,472	3.8%
Tax accruals	44,149	1.4%	41,592	1.3%	28,957	1.3%
Payroll provision	41,336	1.3%	48,465	1.6%	20,577	1.0%
Other debts	14,635	0.5%	15,270	0.5%	32,938	1.5%
Total Current Liabilities	426,054	13.4%	422,953	13.5%	301,912	14.1%

Long-term debt	293,763	9.2%	293,500	9.4%	257,288	12.0%
Debentures	331,599	10.4%	327,443	10.5%	282,872	13.2%
Deferred sign-on, hookup fee and programming benefit	33,636	1.1%	30,841	1.0%	24,406	1.1%
Taxes and payables and accruals	51,778	1.6%	47,523	1.5%	1,868	0.1%
Total Long-term liabilities	710,776	22.3%	699,307	22.4%	566,434	26.4%

Provision for contigencies	373,907	11.8%	379,946	12.2%	293,703	13.7%

Capital stock - preffered and common shares	3,360,986	105.7%	3,319,301	106.2%	2,976,839	138.6%
Additional paid-in-capital	37,503	1.2%	79,188	2.5%	73,539	3.4%
Accumulated deficit	(1,778,985)	-55.9%	(1,804,601)	-57.7%	(1,908,204)	-88.8%
Accumulated other comprehensive loss, net	50,528	1.6%	29,819	1.0%	(156,155)	-7.3%
Shareholders' equity	1,670,032	52.5%	1,623,707	51.9%	986,019	45.9%

Total Liabilities and Shareholders'Equity	3,180,769	100.0%	3,125,913	100.0%	2,148,068	100.0%

1Q08 Earnings Release
April 18th , 2008
http://www.ri.netservicos.com.br
Page 14 of 14

Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	1Q08	4Q07	1Q07
US GAAP (US$ thousand) - non-audited
Cash and cash equivalents, beginning of the period	319,063	335,480	57,039

Results of the period	25,616	76,772	16,391

Non-cash items	91,833	41,009	293,741
Equity in results of investees	-	(8,703)	-
Exchange losses, monetary indexation and interest expense, net	20,122	20,068	17,143
Depreciation and amortization	66,539	60,524	51,109
Deferred income taxes	22,131	(27,466)	6,428
Estimated liability for tax, labor and civil claims and assessments	(15,458)	(2,907)	(4,237)
Deferred sign-on and hook-up fee revenue	8	821	-
Amortization of deferred revenues	(998)	(1,891)	(898)
Purchase of short investments	(67)	(62)	223,687
Write off and disposal of assets, net	(444)	625	509

Decrease (Increase) in assets	14,062	(22,450)	(2,695)
Trade accounts receivable	(9,596)	(6,748)	(6,347)
Recoverable icome taxes	13,324	(9,642)	6,974
Prepaid expenses and other assets	10,334	(6,060)	(3,322)

Increase (decrease) in liabilities	(10,618)	64,079	(12,181)
Accounts payable to suppliers and programmers	(1,577)	24,935	7,727
Income taxes payable	(12,309)	10,828	(8,934)
Payroll and related charges	(7,791)	4,158	(14,294)
Sales taxes, accrued expenses and other liabilities	11,059	24,158	3,320

Cash flow from investing activities	(98,919)	(145,171)	(88,693)
Withdrawals of short-term investments	-	(3,489)	-
Acquistion of property and equipment	(99,419)	(146,814)	(89,292)
Proceeds from the sale of equipment	500	5,132	599

Cash flow from financing activities	(3,227)	(42,432)	(4,247)
Issuances	2,108	17,850	-
Repayments	(5,335)	(60,282)	(4,184)
Capital increase		-	(63)

Effect of exchange rate changes on cash	3,781	11,776	7,433

Change in cash and cash equivalents	22,528	(16,417)	209,749

Cash and cash equivalents, end of the period	341,591	319,063	266,788

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2008

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.